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SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUCTUS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 S. Wacker Dr., Suite 2125
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender — 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350	Horsham	PA	19044
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Muhammad Azfar _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AUCTUS SECURITIES, LLC _____ , as

of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CEO
_____
Title


Notary Public



JACQUELYN MADISON
Official Seal
Notary Public – State of Illinois
My Commission Expires Sep 13, 2021

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUCTUS SECURITIES, LLC (formerly known as Woodville Hall Capital LLC)
TABLE OF CONTENTS
December 31, 2017

Kreischer
Miller

PEOPLE | IDEAS | SOLUTIONS

Kreischer Miller LLP, Certified Public Accountants
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

To the Member of
Auctus Securities, LLC

Opinion of the Financial Statements

We have audited the accompanying financial statements of Auctus Securities, LLC (formerly known as Woodville Hall Capital, LLC), which comprise the statement of financial condition as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly, in all material respects, the financial position of Auctus Securities, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Auctus Securities, LLC's management. Our responsibility is to express an opinion on Auctus Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Auctus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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Kreischer Miller LLP, Certified Public Accountants, is an affiliate of Kreischer Miller | Member of the Leading Edge Alliance



Supplemental Information

The supplementary information on Schedule I, Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1, Schedule II, Reconciliation of Net Capital Per FOCUS Report to Audited Financial Statements, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Auctus Securities, LLC's financial statements. The supplemental information is the responsibility of Auctus Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Auctus Securities, LLC's (formerly known as Woodville Hall Capital, LLC) auditor since 2010.

Kreischer Miller, LLP

Horsham, Pennsylvania
February 26, 2018

AUCTUS SECURITIES, LLC (formerly known as Woodville Hall Capital LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash		46,844
Prepaid expenses		3,377
TOTAL ASSETS	**$**	**50,221**
MEMBER'S EQUITY	**$**	**50,221**

The accompanying notes are an integral part of these financial statements.

AUCTUS SECURITIES, LLC (formerly known as Woodville Hall Capital LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Expenses	
Professional fees	12,300
Regulatory	9,705
Computer and internet	2,785
Insurance	1,260
Other operating expenses	7,139
	33,189
Net Loss	**$ (33,189)**

The accompanying notes are an integral part of these financial statements.

AUCTUS SECURITIES, LLC (formerly known as Woodville Hall Capital LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Member's Equity
Balance at January 1, 2017	$ 33,060
Member distributions	(18,250)
Net Loss	(33,189)
Member Contributions	68,600
Balance at December 31, 2017	$ 50,221

The accompanying notes are an integral part of these financial statements.

AUCTUS SECURITIES, LLC (formerly known as Woodville Hall Capital LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net Loss	$	(33,189)
Adjustments to reconcile net loss to net cash flows used in operating activites:		
Depreciation expense		1,886
Decrease in prepaid expenses and other assets		10,284
Net cash used in operating activities		(21,019)
Cash flows from financing activities:		
Member contributions		68,600
Member distributions		(8,645)
Net cash provided by financing activities		59,955
Net increase in cash		38,936
Cash and cash equivalents, beginning of year		7,908
Cash and cash equivalents, end of year	$	46,844
Noncash investing and financing activities:		
Distributions of noncash assets in accordance with the acquisition of Auctus Securities LLC	$	9,605

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS:

Business

Woodville Hall Capital, LLC, a registered broker-dealer pursuant to section 15 of the Securities Exchange Act of 1934 and is authorized to engage in transactions in private placements of debt and equity securities and as advisor for mergers and acquisitions.

On June 26, 2017, a membership interest purchase agreement was entered into between Sutton Hall, LLC and Auctus Capital, Inc. (the "Parent") to purchase Sutton Hall LLC's interest in Woodville Hall Capital, LLC. Woodville Hall Capital, LLC applied for a change of control with the Financial Industry Regulatory Authority ("FINRA"). The change of control was approved on December 18, 2017 and the acquisition was completed on December 22, 2018. Woodville Hall Capital, LLC is a wholly-owned subsidiary of Parent and remains a registered broker dealer. To date and in the foreseeable future, Woodville Hall Capital, LLC will be dependent on its Parent for capital infusions and administrative support. Although not obligated to do so, the Parent intends to provide capital infusions sufficient to satisfy the net capital requirements, as described in Note 4, for the year ending December 31, 2018.

As part of the member interest purchase agreement, certain assets were excluded from the sale. In accordance with the agreement, the following assets were excluded and therefore distributed to Sutton Hall LLC:

o	Cash	$8,645
o	Fixed assets (net)	$1,739
o	Intangible assets (net)	$6,910
o	Other	$956
o	Total	$18,250

At the date of distribution, all carrying amounts approximated fair value.

Subsequent to year-end Woodville Hall Capital, LLC changed its name to Auctus Securities, LLC (the "Company").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

Commission revenue, where revenue is contingent upon transaction completion, is recognized when the related transaction occurs and revenue is reasonably determinable. The Company's consulting contracts are generally long-term in nature. For services not contingent upon transaction completion, revenue is recognized on the period to which it relates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any tax due. While not required to do so, the Company intends to make periodic distributions to its Parent for federal and income taxes that pass through to the Parent.

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position take or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files income tax returns in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2014. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of each class of asset, generally 5 to 7 years for furniture and equipment and 5 years for computer equipment. Expenditures for repairs, maintenance and minor renewals are charged against income as incurred and expenditures for major renewals and betterments are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from their respective accounts with any gain or loss on disposal reflected in the statement of operations. These assets were distributed to Sutton Hall Capital LLC as part of the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets

Intangible assets consist of trademarks, domain names and software development costs. Intangible assets are being amortized on a straight-line basis over the estimated useful lives of the assets, generally 5 to 15 years. These assets were distributed to Sutton Hall Capital LLC as part of the acquisition.

3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and client receivables. The Company principally uses a bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company performs credit evaluations of its customers and does not require collateral. The Company provides an allowance for doubtful accounts based upon management's review of outstanding balances and its bad debt expense has historically been within management's expectation.

4. RELATED PARTY TRANSACTIONS

The Company leases certain office facilities, furnishings , and access to telecommunications and computer equipment under and Occupancy Agreement (the Agreement) with Sutton Hall Capital LLC. In connection with the Manager's employment by an unrelated 3rd party, the Company and Sutton Hall Capital LLC agreed to suspend the Occupancy Agreement from April 2015 through the expiration date of the Manager's employment agreement with the unrelated 3rd party. In January 2018, the Company entered into a service agreement with its Parent for its share of office space as well as other operational activities provided.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $46,844, which was $41,844 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

6. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2018, which is the date the financial statements were available to be issued.

7. RECENTLY ISSUED ACCOUNTING STANDARDS

Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

The core principal in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations of the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Management does not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard. Although total revenues may not be materially impacted by the new guidance, management does anticipate changes to disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and disclosures related to contract assets and liabilities.

AUCTUS SECURITIES, LLC (formerly known as Woodville Hall Capital LLC)
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS
  AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED ECEMBER 31, 2017

Total member's equity	$	50,221
Non-allowable assets, deductions and charges:		
Prepaid expenses		3,377
Net capital	$	46,844

Computation of basic net capital requirements

Minimum dollar net capital requirement	5,000
Excess net capital	$ 41,844

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition	$	-
Percentage of aggregate indebtedness to net capital		0%

AUCTUS SECURITIES, LLC (formerly known as Woodville Hall Capital LLC)
SCHEDULE II - RECONCILIATION OF NET CAPITAL PER FOCUS REPORT TO AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

Reconciliation With The Company's Computations:

A reconciliation between the preceding computation and the Company's corresponding part IIA of Form X-17A-5 as of December 31, 2017 is as follows

Net capital, as reported in Company's Part IIA unaudited Focus Report	$	45,784
Increases:		
Decrease in non-allowable assets	$	1,060
Net capital, per report pursuant to Rule 17a - 5(d)	$	46,844

See the accompanying notes to the financial statements.

AUCTUS SECURITIES, LLC (formerly known as Woodville Hall Capital LLC)
SCHEDULE III - INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i)



Kreischer Miller LLP, Certified Public Accountants
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

PEOPLE | IDEAS | SOLUTIONS

Report of Independent Registered Public Accounting Firm

The Member of
Auctus Securities, LLC

We have reviewed management's statements, included in the accompanying Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) Auctus Securities, LLC, (formerly known as Woodville Hall Capital, LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Auctus Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Auctus Securities, LLC stated that Auctus Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Auctus Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Auctus Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller, LLP

Horsham, Pennsylvania
February 26, 2018

Audit & Accounting | Tax Strategies | Business Advisory | Technology Solutions | Human Capital Resources

Kreischer Miller LLP, Certified Public Accountants, is an affiliate of Kreischer Miller | Member of the Leading Edge Alliance



AUCTUS SECURITIES, LLC

1125 S. WACKER DR., SUITE 2125

CHICAGO, IL 60606

Exemption Report

Auctus Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified exemption provisions in 17 C.F.R. 24015c3-3(k)(2)(i) throughout the period January 1, 2017 to December 31, 2017 without exception.

Auctus Securities, LLC

I, Azfar Muhammad, swear (or affirm) that , to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Chief Executive Officer

02/10/18
_____
Date